UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		161,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

161,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,098,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,098,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		402,006
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

402,006
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

402,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

The K. Peter Heiland 2008 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		101,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

101,357
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		613,363
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

613,363
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

613,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 894648104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On May 31, 2022, the Reporting Persons terminated that certain Joint Filing Agreement, dated September 9, 2021 (the “Joint Filing Agreement”), effective immediately. Accordingly, the Reporting Persons are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 161,500 Shares directly owned by the Radoff Foundation is approximately $1,327,130, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 936,500 Shares directly owned by Mr. Radoff is approximately $7,617,146, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 402,006 Shares owned directly by JEC II is approximately $3,124,613, including brokerage commissions.

The Shares purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 101,357 Shares owned directly by the Trust is approximately $808,042, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 110,000 Shares directly owned by Mr. Torok is approximately $896,019, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,713,657 Shares outstanding as of May 16, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2022.

7

CUSIP No. 894648104

A.	Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 161,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,500
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 936,500 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 161,500 Shares owned by the Radoff Foundation.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 1,098,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,098,000
4. Shared power to dispose or direct the disposition: 0

C.	JEC II
(a)	As of the date hereof, JEC II beneficially owns directly 402,006 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 402,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,006
4. Shared power to dispose or direct the disposition: 0

D.	The Trust
(a)	As of the date hereof, the Trust beneficially owns directly 101,357 Shares.

Percentaqge: Less than 1%

(b)	1. Sole power to vote or direct vote: 101,357
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 101,357
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 110,000 Shares. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 402,006 Shares owned by JEC II and (iii) 101,357 Shares owned by the Trust.

Percentage: Approximately 2.6%

8

CUSIP No. 894648104

(b)	1. Sole power to vote or direct vote: 613,363
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 613,363
4. Shared power to dispose or direct the disposition: 0

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.
(e)	As of May 31, 2022, the Reporting Persons ceased to collectively be the beneficial owners of more than 5% of the Shares of the Issuer following the termination of the Joint Filing Agreement.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 31, 2022, the Reporting Persons terminated the Joint Filing Agreement, effective immediately.

9

CUSIP No. 894648104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

The K. Peter Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

/s/ Michael Torok
Michael Torok

10

CUSIP No. 894648104

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	500	8.5000	04/01/2022
Purchase of Common Stock	1,000	8.4598	04/07/2022
Purchase of Common Stock	2,000	8.3490	04/08/2022
Purchase of Common Stock	2,000	8.3270	04/13/2022
Purchase of Common Stock	500	8.3998	04/14/2022
Purchase of Common Stock	6,000	8.4461	04/18/2022
Purchase of Common Stock	3,500	8.4527	04/19/2022
Purchase of Common Stock	4,000	8.4659	04/21/2022
Purchase of Common Stock	3,200	8.3625	04/22/2022
Purchase of Common Stock	300	8.4827	04/25/2022
Purchase of Common Stock	500	8.7720	04/27/2022
Sale of Common Stock	(4,000)	9.3014	04/29/2022
Purchase of Common Stock	500	9.0210	05/03/2022
Purchase of Common Stock	500	8.9274	05/05/2022
Purchase of Common Stock	300	8.6814	05/06/2022
Purchase of Common Stock	600	8.0242	05/10/2022
Sale of Common Stock	(50,000)	9.7304	05/26/2022
Sale of Common Stock	(150,000)	9.7157	05/26/2022
Sale of Common Stock	(200,000)	9.7321	05/27/2022

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	12,000	8.4219	04/05/2022
Purchase of Common Stock	1,100	8.4291	04/06/2022
Purchase of Common Stock	1,000	8.3360	04/11/2022
Purchase of Common Stock	1,000	8.3302	04/12/2022
Purchase of Common Stock	12,900	8.4337	04/20/2022

JEC II ASSOCIATES, LLC

Sale of Common Stock	(22,841)	9.7504	05/26/2022
Sale of Common Stock	(88,796)	9.7704	05/27/2022